United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signatures

Production Report
CVRD Production Report for 2Q05
Operational performance improves further and a new record in iron ore is achieved
Rio de Janeiro, August 10, 2005 — Companhia Vale do Rio Doce (CVRD) reports excellent operational performance in 2Q05, including a new iron ore output record.
Without the adverse effect of summer rains, almost all CVRD’s mines were at peak operational performance – and almost all at full capacity, in response to the high global demand for ores and metals.
Highlights of second quarter 2005
•	Iron ore – quarterly record: output exceeds 60 million tons
CVRD’s iron ore output set a new record in the quarter. The performance of the new projects – Fábrica Nova, Carajás 70 Mtpy, Capão Xavier – was excellent, showing the Company’s ability to implement additional capacity in response to the expansion of demand, even in an adverse scenario of increasing costs and delays in equipment delivery. There was significant growth at all CVRD production sites, with records being posted in the Southern System and Caemi.
Under US GAAP (United States generally accepted accounting principles) CVRD’s iron ore output was 60.7 million tons in 2Q05, 17.8% more than in 2Q04 – a new record for the Company. In the first six months of the year, CVRD produced 112.2 million tons of iron ore, 14.4% higher than 1H04.
Trailing 12-month iron ore production to end-June was 225.4 million tons, also world record for a 12-month period.
The output of CVRD’s Southern System, at 28.4 million tons in the second quarter of 2005, also a record, was 15.2% higher than in 2Q04. Its production in 1H05 was 52.9 million tons – also a new half-yearly record, and an increase of 11.9% yoy.
The Fábrica Nova mine in the Mariana region began operations in April, producing 2.0 million tons in the quarter.
Carajás produced 18.8 million tons in 2Q05, 15.4% more yoy. This was Carajás’s second-highest-ever quarterly output, after 4Q04 (the fourth quarter is seasonally stronger). Output in 1H05 was 34.7 million tons, 12.8% higher than in 1H04. We expect production volume to rise further in the coming months, although delays in receipt of some equipment for the ore processing plant could cause problems.
Caemi also achieved a record quarterly output in 2Q05, with 13.3 million tons, a very high 27.6% more than in 2Q04. Its production in the first half of the year was 22.8% higher yoy.
Production increased at all Caemi’s mines, among which Capão Xavier was a highlight. Since its startup, in June 2004, this mine has constantly delivered surprises on the upside. In 2Q05 it produced 3.5 million tons.
•	Pellets: operation in line with nominal capacity
Under US GAAP criteria, which exclude the joint ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), CVRD’s output of pellets in the 2Q05 was 3.6 million tons, 11.5% less than in 2Q04.

Production Report
This reduction reflected a maintenance stoppage at the São Luis plant. Output in the first half of the year was at the same level as in 1H04, totaling 7.8 million tons.
In 2Q05 CVRD produced 2.0 million tons of blast furnace pellets and 1.6 million tons of direct reduction pellets.
Under Brazilian GAAP, where volumes produced by the joint ventures are consolidated in proportion to CVRD ´s stake, production was 8.6 million tons in 2Q05, 0.2% yoy growth; and 17.6 million tons in the first six months of the year, 3.1% higher than in 1H04.
The consolidated BR-GAAP output in 2Q05 was made up of 5.3 million tons of blast furnace pellets and 3.3 million tons of direct reduction pellets.
•	Manganese ore and ferroalloys: production at full capacity in all units
CVRD’s manganese ore production in 2Q05 was 831,000 tons, 35.5% more than in 2Q04. The Azul mine in Carajás, CVRD’s main manganese mine, produced 597,000 tons, 72% of the total 2Q05 output.
Production of ferroalloys in the second quarter totaled 161,000 tons, an yoy increase of 22.7%. All the plants were working at or close to nominal capacity, without any operational problem.
This total output was made up of: 85,000 tons of ferro silicon manganese alloys (FeSiMn), 55,000 tons of high carbon ferro manganese alloys (HCFeMn), 11,000 tons of medium carbon manganese ferro alloys (MCFeMn), 8,000 tons of other types of alloys. Production of cored wire (special alloys) by RDME was 2,000 tons.
•	Bauxite: Trombetas producing at almost 17 million tons per year
In 2Q05 MRN achieved the second highest quarterly output in its history, 4.344 million tons, 7.1% yoy growth. In the first six months of the year its output was 8.385 million tons, 5.2% higher than in 1H04. This strong operational performance in fact exceeded Trombetas’s nominal capacity of 16.3 million tons per year.
•	Alumina: production above nominal capacity; operational efficiency
The Company produced 639,000 tons of alumina in 2Q05, 3.9% more than in the first half of 2004, and 1.27 million tons in the first half of the year, 0.5% higher yoy. The output of Alunorte has consistently exceeded its nominal capacity in recent years, showing only very small quarterly changes – a good indicator of operational efficiency.
•	Primary aluminum: operational improvements result in expanded output
CVRD’s output of primary aluminum was 110,000 tons in the quarter, 3.0% more than in 2Q04; and 220,000 tons in the first half of the year, 4.5% higher yoy. Due to constant operational improvements we estimate that the production of Albras will again exceed the plant’s nominal capacity, and reach 445,000 tons this year.
•	Copper: working to overcome operational challenges
In 2Q05 Sossego produced 29,000 tons of copper in concentrate. Although this was more than in 1Q05, its performance continued to be hampered by delay in delivery of new drilling machines to replace the machinery currently in operation. Sossego produced 54,000 tons in the first half of 2005, against 53,000 tons in 2H04.

Production Report
We expect that the problems resulting from inadequate equipment will only be eliminated as from the beginning of 2006 – resulting in production of approximately 130,000 tons of copper in concentrate in 2005, compared to 107,000 in the 12 months ending on June 30, 2005.
•	Potash: Taquari-Vassouras on course for new operational scale
Potash production by the Taquari-Vassouras mine was 168,000 tons in 2Q05, practically in line with 2Q04; and 315,000 tons in the first half of the year, 2.3% higher than in 1H04.
Conclusion of the capacity expansion at Taquari-Vassouras is scheduled for the end of August, unless delays in delivery of equipment cause a postponement. The ramp-up of the facilities so far released for the project began in July, and is expected to end in December. Production of 710,000 tons is expected in 2005, and 850,000 tons in 2006.
•	Kaolin: programmed maintenance stoppage affected 2Q05 output
The Company’s kaolin output in 2Q05 was 273,000 tons, 5.9% lower than in 2Q04 – reflecting a programmed maintenance stoppage in May, in both Cadam and PPSA.
CVRD’s total production of kaolin in the first six months of the year was 570,000 tons, 3.3% less than in 1H04 – but we expect a recovery in 2005, to 1.3 million tons in the whole year, against 1.2 million tons in 2004 – which will be necessary to serve new contracts with clients.

Production Report
For more information, contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: Alessandra.Gadelha@cvrd.com.br + 55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
This release may include statements of the company’s management’s expectations about future events or results. All statements when based on future expectations rather than historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be correct. Such risks and uncertainties include: factors relating to the Brazilian economy and the capital markets, which are volatile and may be affected by events in other countries; factors relating to the iron ore mining business and its dependence on the steel industry, which is cyclical by nature; and factors relating to the high competitiveness in the industries in which CVRD operates. For additional information about factors which could give rise to results different from those estimated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM) and the Securities Exchange Commission (SEC) of the US, including CVRD’s most recent Annual Report – Form 20F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer